May 7, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mark Brunhofer, Senior Staff Accountant
Ibolya Ignat, Staff Accountant

Re:	Generex Biotechnology Corporation
Form 10-K for the Fiscal Year Ended July 31, 2009
Filed on October 14, 2009
File No. 000-25169

Ladies and Gentlemen:

On behalf of Generex Biotechnology Corporation (the “Company”), we are transmitting the Company's responses to the comments of the Commission Staff as set forth in your letter, dated April 16, 2010, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2009 (the “10-K”).  As noted in our responses below, all proposed revisions to the Company’s disclosure in response to the Staff’s comments will be made in the Company’s next annual report on Form 10-K, or in the case of comment 3 below, in the Company’s next quarterly report on Form 10-Q for the period ended April 30, 2010, and subsequent filings to the extent appropriate given the facts and circumstances.

For ease of reference, we have set forth below each of the Staff's comments followed by the Company's response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the 10-K.

Item 1.  Business

Metformin Gum Product, Strategic Alliance, page 7

1.
Please expand the disclosure to include the information provided in Note 8 on page 84 as well as the aggregate milestone payments paid and to be received.  In addition, please file the Fertin Pharma agreement as an exhibit or provide an analysis as to why the agreement does not need to be filed.

Securities and Exchange Commission
May 7, 2010

Response:  We will revise the disclosures in Item 1 – Business under the heading Metformin Gum Product, Strategic Alliance in future annual reports on Form 10-K and other future filings as appropriate to expand the discussion as requested in comment 1 above.  Such additional disclosure will reflect substantially the following language.

“Our research and development agreement with Fertin requires us to pay all development costs related to the development of the product and to make certain milestone payments upon Fertin’s completion of various development phases.  As of July 31, 2010, we had paid approximately $_______, in the aggregate, to Fertin under the agreement for materials and development costs.  We cannot predict with any certainty the amount of future milestone payments that we may be required to make under this agreement.  In addition, we are required to make royalty payments amounting to five percent of the sale or licensing of any approved products developed under the agreement.  In lieu of receiving reimbursement for development costs, Fertin, at its discretion and upon written notice, may elect to receive royalty payments amounting to twenty-five percent of the sale or licensing of the approved products. The agreement will remain in effect ten years from the date of market introduction and commercial sale. Either party may terminate the agreement by providing sixty days written notice.”

The Company did not include the research and development agreement with Fertin as an exhibit to the Form 10-K because the Company’s business is not substantially dependent upon this agreement.  The Company is a development stage biotechnology corporation focusing on the research, development, and commercialization of buccal drug delivery technologies.  The Company’s flagship product, Generex Oral-lyn™, is an oral insulin spray product designed to replace injections of prandial insulin for patients with diabetes mellitus.  To date, the Company has received regulatory approval in Ecuador, India, Lebanon and Algeria for the commercial marketing and sale of Generex Oral-lyn™. In March 2008, the Company initiated Phase III clinical trials for this product in the U.S. with the first patient screening for such trials at a clinical study site in Texas.  Currently over 395 patients have been enrolled in 70 clinical sites around the world, including sites in the United States, Canada, Bulgaria, Poland, Romania, Russia and Ukraine.  To date, the Company has not recognized any revenue from the sale of Generex Oral-lyn™ in any jurisdiction in which it has been approved for sale.

The research and development agreement between the Company and Fertin, dated May 29, 2006, relates to the joint research, development, and commercialization of a medicinal chewing gum for the buccal delivery of metformin, a drug used, inter alia, to treat diabetes mellitus.  Fertin is a recognized leader in the design and manufacture of medicinal chewing gums.  The metformin chewing gum project is only in Phase I of clinical development.  To date, a proof-of-concept clinical trial has been undertaken, as well as a bioequivalence Phase 1 study which was completed in late 2008.  In the bioequivalence Phase 1 study, we compared the single dose blood level profile of metformin to that of immediate-release metformin tablets.  We anticipate that formal Abbreviated New Drug Application with full support data will be prepared and submitted to health authorities in North America, Europe and other global regions later in 2010 or early in 2011, where we will be seeking regulatory approval for the sale of the product.

Securities and Exchange Commission
May 7, 2010

The Company’s monetary investment in the collaboration is modest (to date approximately $223,180 in materials and development costs).  The Company is looking to the metformin gum as a prospective companion product for Generex Oral-lyn™.  Accordingly, the Company currently is not substantially dependent upon the research and development agreement with Fertin.

Intellectual Property, page 14

2.	Please expand the discussion concerning your material patents or groups of related patents to disclose when the patent(s) expire.

Response:  We will revise the disclosures in Item 1 – Business under the heading Intellectual Property in future annual reports on Form 10-K and other future filings as appropriate to expand the discussion as requested in comment 2 above.  Specifically, we will disclose the ranges of patent expiration dates for the following groups of the Company’s patents:  patents that relate to the Company’s drug delivery technologies, the patents held by the Company’s subsidiary Antigen Express, and the patents held by Centrum Technologies, in which the Company has an indirect interest.  Such additional disclosure will be included at the end of each of the three paragraphs describing these three groups of patent and will reflect substantially the following language.

“The expiration dates of these patents range from 20__ to 2___.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Condition, Liquidity and Resources, page 31

3.
In a table on page 36, you disclose the existence of warrants that are subject to adjustment if you subsequently issue equity at a price lower than the exercise price of these warrants or the market price of your common stock at that time, whichever is lower.  Please explain to us why in your October 31, 2009 and January 31, 2010 Forms 10-Q you have not apparently reclassified these warrants to liabilities effective August 1, 2009 under FASB ASC 815-40-15 with transition guidance at FASB ASC 815-10-65-3.  Please specifically see Example 8 at FASB ASC 815-40-55-33 and -34.  In addition, the table on page 37 discloses additional warrants with an asterisk in the same position as the table on page 36, but unlike the earlier table, the asterisk is not explained.  Please confirm that no warrants other than those identified on page 36 contain an adjustment provision for subsequently issued equity at a lower price.

Securities and Exchange Commission
May 7, 2010

Response:  We have evaluated the provision that allows for the reduction in the exercise price of the warrants based on subsequent stock issuances with reference to FASB ASC 815-40-15 and have concluded that the warrants are not considered indexed to the Company’s own stock as explained in Example 9 at FASB ASC 815-40-55-33 and -34.  The analysis below sets forth our proposed accounting treatment and filing disclosure regarding the corrected application of this accounting principle.

Additionally, we confirm that there are no other warrants that contain an adjustment provision for subsequently issued equity at a lower price, other than those disclosed in the table on page 36.  The table on page 37 should not have contained an asterisk, and such asterisk will be removed in future filings.

Reclassification of warrants from equity to liability

In response to comment 3, the Company re-examined its accounting conclusions related to the appropriate accounting for the warrants that include a price protection feature.  In the event that the Company issues common stock or common stock instruments at a price lower than the then current exercise price of the warrants, the price protection feature mandates that the exercise price of the warrants be adjusted downwards to the price at which such shares of common stock or common stock instruments are issued.

Based on the guidance in ASC 815, including Example 9 at FASB ASC 815-40-55-33 and -34, the existence of this price protection feature specifically precludes these warrants from being considered as indexed to the Company’s stock.  Accordingly, these warrants should be treated as derivatives and reported as a liability with the fair value determined as of each reporting period and the resulting gain or loss reported in the Company’s statement of operations.

The accounting guidance in ASC 815 was applicable by the Company as of August 1, 2009, the first day of its fiscal year beginning after December 15, 2008, but the warrants were not reclassified for the two interim reporting periods ended October 31, 2009 and January 31, 2010.  The Company has determined that, in accordance with SEC Staff Accounting Bulletin No. 99 - Materiality (“SAB 99”), the reclassification of the warrants from stockholders’ equity to liability and the subsequent period-end revaluation of the warrant liability are not material to the financial statements, taken as a whole, for the respective interim periods.

SAB 99 states that both quantitative and qualitative factors need to be taken into consideration when assessing materiality.  SAB 99 states, in relevant part, “quantifying...the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.  Materiality concerns the significance of an item to users of a registrant's financial statements.  A matter is 'material' if there is substantial likelihood that a reasonable person would consider it important.”

SAB 99 also refers to Statement of Financial Accounting Concepts No. 2 which states, in relevant part, that “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”
In addition, SAB 99 emphasizes that the analysis of materiality goes beyond the size of the misstatement and specifically includes the factual context in which the investor views a misstatement or omission:

Securities and Exchange Commission
May 7, 2010

In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item's materiality.

In reaching its conclusion as to the materiality of the reclassification, the Company considered the following factors:

Quantitative Analysis

The analysis below shows the financial impact on the Company’s balance sheet and income statement as a percentage of current year income and earnings per share, as well as a percentage of the cumulative deficit since the Company’s inception of over $300 million.  The Company reports as a development stage company.

	Three months ended October, 31, 2009	Three months ended January, 31, 2010	Six months ended January, 31, 2010
Period gain/(loss) on warrant revaluation	$2,996,271	$(1,978,756)	$1,017,515
Warrants fair value at balance sheet date	$10,131,138	$11,747,446	$11,747,446

Previously reported net income/(loss)	$(8,138,656)	$(7,315,462)	$(15,454,118)
Correction due to change in accounting policy	$2,996,271	$(1,978,756)	$1,017,515
Adjusted net income/(loss)	$(5,142,385)	$(9,294,218)	$(14,436,603)

Weighted average shares outstanding	233,991,319	249,053,034	241,522,176

Previously reported EPS	(0.03)	(0.03)	(0.06)
Adjusted EPS	(0.02)	(0.04)	(0.06)

Adjustment as percent of Net Loss reported	-36.8%	27.0%	-6.6%
Adjustment as percent of cumulative deficit	-1.0%	0.6%	-0.3%

The estimated fair value of the warrant liabilities had a cumulative impact of just over $1 million as a reduction of the year-to-date net loss for the six months ending January 31, 2010.  The loss per share for this period did not change, although the loss per share did decrease by a penny for the first fiscal quarter and increase by a penny for the second fiscal quarter.  The income statement (statement of operations) adjustment is 1% or less of the cumulative deficit for each of the fiscal quarters ended October 31, 2009 and January 31, 2010, (-1.0% of $302 million and 0.6% of $309 million, respectively), as well as for the two quarters combined (0.3% of $309 million).

Securities and Exchange Commission
May 7, 2010

Qualitative Assessment

The Company is a development stage company with revenues of only $4.1 million since inception and cumulative losses of over $309 million to date.  The Company is predominantly reliant on financing to support its ongoing operational and development activities.  Management believes that reasonable investors primarily invest in the Company’s stock based on the potential for the Company’s developmental activities to lead to regulatory approval of its pharmaceutical drug candidates and the Company’s current capital structure.  Regulatory approval of the Company’s pharmaceutical drug candidates could result in a future stream of revenue from licensing or pharmaceutical sales or, alternatively, could attract interest in the acquisition of the Company by large established pharmaceutical companies.

The corrected application of FASB ASC 815-40-15, which became effective only as of the beginning of our current fiscal year on August 1, 2009, results primarily in an impact to the Company’s balance sheet in the form of a reclassification of the warrants from equity to liabilities and has a cumulative non-cash year-to-date impact on the statement of operations, that we do not consider material with respect to either the current year net losses or the cumulative losses since inception of over $309 million.  The terms of the underlying warrants and the existence of the price protection feature have been disclosed in all of the Company’s previous filings since the issuance of the warrants.  The reclassification has no impact on the Company’s NASDAQ listing requirements.

Listed below are certain other qualitative considerations identified in SAB 99 that may be taken into account in assessing the materiality of a misstatement:

(i)
Is the misstatement subject to precise measurement? The fair value of the warrant derivatives is an estimate based on inputs to the Black-Scholes model which assumes that the warrants will be held to the end of their term.  In addition, the number of the affected warrants outstanding has decreased by over 50% since the beginning of the fiscal year.  It is extremely unlikely that the ultimate liability to the warrant holders will approximate the carrying value because management believes that the year-to-date warrant redemption patterns will continue and that most, if not all of the warrants will be exercised well before their maturity dates.  Furthermore, while the Black-Scholes model is widely used and generally accepted for use in valuation of warrants, there are other accepted valuation models which if used would result in different estimates of value.

(ii)
Does the misstatement mask a change in earnings or other trends? The revaluation of the estimated fair value of warrant liabilities results in a decrease in the Company’s net loss to approximately $14.4 million from approximately $15.4 million for the six months ended January 31, 2010. It has no impact on revenues or other trends.

Securities and Exchange Commission
May 7, 2010

(iii)
Does the misstatement hide a failure to meet analysts’ expectations?  The misstatement does not “hide a failure to meet analysts’ expectations.”  The Company does not have detailed analyst coverage, and there are no published analysts’ expectations for the Company’s net losses or net loss per share.  As a development stage biotech company, the Company’s valuation and stock price are primarily tied to the status of the products the Company has under development and expectations of future revenue streams from such products.  Historical or current period losses bear little relevance to the Company’s valuation in its current developmental product life cycle stage.

(iv)
Does the misstatement change a loss into income or vice versa? The correct application of the accounting guidance would improve our income statement for the six months ended January 31, 2010, by reducing our loss, but would not change a loss into income.  The revaluation of the estimated fair value of warrant liabilities results in a decrease in the Company’s net loss to approximately $14.4 million from approximately $15.4 million for the six months ended January 31, 2010.

(v)
Does the misstatement concern a segment or portion of the business playing a significant role in operations?  The Company reports as a single segment. The misstatement only impacts non-operating income.

(vi)
Does the misstatement affect compliance with regulatory requirements? The misstatement does not in any way affect compliance with regulatory requirements.  The misstatement does not affect any of our NASDAQ listing requirements.

(vii)	Does the misstatement affect compliance with loan covenants or contractual requirements? The Company does not have any loan covenants or contractual requirements that are impacted by the misstatement.

(viii)	Did the misstatement have the effect of increasing management compensation? The Company’s management does not have any compensation structure or bonus plans that are affected by this misstatement.

(ix)
Did the misstatement involve concealment of an unlawful transaction?  The misstatement does not involve “concealment of an unlawful transaction,” but rather is limited entirely to matters of reclassification and non-cash valuation of existing warrant instruments as a result of newly issued accounting guidance.

(x)
Was the misstatement intentional? The misstatement was not ‘intentional’ and arose in connection with the reassessment of outstanding warrants containing a price adjustment feature as required under newly issued accounting guidance.

Securities and Exchange Commission
May 7, 2010

Conclusion

Although the reclassification of the warrants may appear to be quantitatively significant to each of the first two quarterly periods of the Company’s 2010 fiscal year, we believe that an analysis of qualitative factors supports the conclusion that a reasonable person would not have formed a different conclusion regarding the Company if the financial statements had properly reflected the warrants as a derivative liability in the first two quarters of fiscal 2010.

In summary, the Company is a development stage company and relies predominantly on financing to support its ongoing operational and development activities.  In management’s opinion, reasonable investors purchasing the Company’s stock in private placements, direct registered offerings or market transactions primarily invest in the Company’s stock based on (i) the Company’s prospects for obtaining regulatory approval for its pharmaceutical drug candidates through its developmental activities and (ii) its current capital structure.  The warrant reclassification and the non-cash fair valuation of the warrant derivative expense had no impact on either of these items. Thus, we believe that neither an additional non-cash and non-operating gain of $1,017,515 in our second quarter statement of operations for the six months ended January 31, 2010 (or each respective three-month period gain and loss) nor the reclassification of the warrants from equity to liability would have had any bearing on the investment decision of any reasonable investor investing in the Company's securities.

Furthermore, the additional non-cash expense would not have changed income into a loss, changed any operating trend in the business, or changed the reported cash flows from operations, financing or investing activities and would not have had any effect any contractual requirements, loan covenants, expectations or compensation.  For these reasons, we do not believe a reasonable investor who read our financial statements as of January 31, 2010 would have viewed our six month reported loss of $15.4 million any differently than the corrected loss of $14.4 million, particularly due to the non-cash expense nature of the change.

Finally, the misstatement was not intentional and did not conceal any unlawful transaction.  Since their issuance, the warrants and their terms have been disclosed in all previously filed annual reports on Form 10-K and quarterly reports on Form 10-Q.  Restating prior periods would not provide investors with any new information.

After consideration of the foregoing, the Company believes that the misclassification would not significantly alter the total mix of information available to investors and that it is not probable that the judgment of a reasonable person relying upon the Company’s reports would have been changed or influenced by the reclassification and subsequent revaluation of these warrants. Therefore, the Company respectfully requests that it be permitted to revise its disclosure concerning the reclassification on a prospective basis only, beginning with its quarterly report on Form 10-Q for the quarterly period ended April 30, 2010 which we are currently compiling.

Securities and Exchange Commission
May 7, 2010

Proposed Cumulative Restatement in Form 10-Q for the Period ended April 30, 2010

In the Company’s quarterly report for the period ended April 30, 2010, we propose to address the reclassification of the warrants and the fair value measure of the measurement of the warrants in substantially the following form:

Item 1 - Financial Statements
Consolidated Balance Sheets as of April 30, 2010 (unaudited) and July 31, 2009

Under “Long-Term Liabilities,” we will insert a new line entitled “Derivative Warrant Liability” which will list the fair value of the derivative warrants as calculated as of April 30, 2009.

Consolidated Statements of Operations — For the three and nine-month periods ended April 30, 2010 and 2009, and cumulative from November 2, 1995 to April 30, 2010 (unaudited)

The column for the nine-month period ended April 30, 2010 will show as “Restated” to include the statement of operations impact of the first and second quarters of the revaluation of the derivative warrants.

Notes to Consolidated Financial Statements (unaudited)

We will amend Note 1 - Basis of Presentation to the Company’s consolidated financial statements to include the following paragraph:

The Company adopted Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (now codified as ASC 815) effective as of August 1, 2009.  During the quarter ended April 30, 2010, we reassessed certain outstanding warrants under ASC 815 and due to a price adjustment clause included in these warrants, such warrants are no longer deemed to be indexed to the Company’s stock and therefore, no longer meet the scope exception of ASC 815. Therefore, these warrants should have been reclassified to a liability in the two previous quarters of fiscal 2010 and will be adjusted to fair value on a quarterly basis going forward (see Note XX - Restatements).

We will update the “Recent Accounting Pronouncements” paragraph relating to the adoption of ASC 815 to reflect the financial impact of the adoption of this principle with a reference to Note XX - Restatements for a full description of the financial impact for the current fiscal year.

We will include a new note to the Company’s consolidated financial statements entitled “Restatements” which will describe the impact on the various financial statement line items and totals for the previously reported interim periods ended October 31, 2009 and January 31, 2010, per the prescriptions of ASC 250.10.45 & 50.

Securities and Exchange Commission
May 7, 2010

Additionally, we will provide an additional note (or notes) to the consolidated financial statements, as appropriate, containing the prescribed disclosure regarding the derivative warrant liability, including but not limited to those required under ASC 815 (Derivatives and Hedging), ASC 820 (Fair Value Measurement and Disclosures) and FASB Staff Position No. FAS 107-1 and APB 28-1 (Interim Disclosures about Fair Value of Financial Instruments).

We will also update other sections of the Company’s quarterly report on Form 10-Q for the period ended April 30, 2010, including the Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Condition, Liquidity and Resources, as appropriate.

Additionally, as requested in the comment letter, the Company acknowledges:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at telephone number 416.364.2551, extension 235 or by e-mail at mfletcher@generex.com or by facsimile number 416.364.9363 with any questions regarding the responses set forth above.

Sincerely,

GENEREX BIOTECHNOLOGY CORPORATION

/s/ Mark A. Fletcher

Mark A. Fletcher
Executive Vice-President & General Counsel

cc:	Rose C. Perri, Chief Financial Officer
Gary Miller, Esq.